UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

                 Coca-Cola HBC AG

(Name of Issuer)

                       Ordinary shares of nominal value CHF6.70 per ordinary share

(Titles of Class of Securities)

                               191223106

(CUSIP Number)

                           December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(continued on following pages)

(Page 1 of 13)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 191223106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Coca-Cola Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 85,112,078
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 85,112,078
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,112,078
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.15% (1)
12		TYPE OF REPORTING PERSON CO

(1) Based on a total of approximately 367,690,225 HBC AG Shares (as defined below) outstanding as of November 30, 2013 (of which 14,925 HBC AG Shares are held by HBC AG and 3,430,135 HBC AG Shares are held by its subsidiary, 3E (Cyprus) Limited, in treasury), as reported on HBC AG’s Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2014.

CUSIP No. 191223106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Coca-Cola Export Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 85,112,078
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 85,112,078
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,112,078
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.15% (2)
12		TYPE OF REPORTING PERSON CO

(2) Based on a total of approximately 367,690,225 HBC AG Shares outstanding as of November 30, 2013 (of which 14,925 HBC AG Shares are held by HBC AG and 3,430,135 HBC AG Shares are held by its subsidiary, 3E (Cyprus) Limited, in treasury), as reported on HBC AG’s Form 6-K filed with the Commission on January 13, 2014.

CUSIP No. 191223106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Atlantic Industries
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (3)
12		TYPE OF REPORTING PERSON CO

 (3) Based on a total of approximately 367,690,225 HBC AG Shares outstanding as of November 30, 2013 (of which 14,925 HBC AG Shares are held by HBC AG and 3,430,135 HBC AG Shares are held by its subsidiary, 3E (Cyprus) Limited, in treasury), as reported on HBC AG’s Form 6-K filed with the Commission on January 13, 2014.

CUSIP No. 191223106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Barlan, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 85,112,078
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 85,112,078
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,112,078
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.15% (4)
12		TYPE OF REPORTING PERSON CO

(4) Based on a total of approximately 367,690,225 HBC AG Shares outstanding as of November 30, 2013 (of which 14,925 HBC AG Shares are held by HBC AG and 3,430,135 HBC AG Shares are held by its subsidiary, 3E (Cyprus) Limited, in treasury), as reported on HBC AG’s Form 6-K filed with the Commission on January 13, 2014.

CUSIP No. 191223106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Refreshment Product Services, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 85,112,078
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 85,112,078
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,112,078
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.15% (5)
12		TYPE OF REPORTING PERSON CO

(5) Based on a total of approximately 367,690,225 HBC AG Shares outstanding as of November 30, 2013 (of which 14,925 HBC AG Shares are held by HBC AG and 3,430,135 HBC AG Shares are held by its subsidiary, 3E (Cyprus) Limited, in treasury), as reported on HBC AG’s Form 6-K filed with the Commission on January 13, 2014.

CUSIP No. 191223106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Coca-Cola Overseas Parent Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 85,112,078
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 85,112,078
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,112,078
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.15% (6)
12		TYPE OF REPORTING PERSON CO

(6) Based on a total of approximately 367,690,225 HBC AG Shares outstanding as of November 30, 2013 (of which 14,925 HBC AG Shares are held by HBC AG and 3,430,135 HBC AG Shares are held by its subsidiary, 3E (Cyprus) Limited, in treasury), as reported on HBC AG’s Form 6-K filed with the Commission on January 13, 2014.

CUSIP No. 191223106		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CCHBC Grouping, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 85,112,078
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 85,112,078
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,112,078
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.15% (7)
12		TYPE OF REPORTING PERSON CO

(7) Based on a total of approximately 367,690,225 HBC AG Shares outstanding as of November 30, 2013 (of which 14,925 HBC AG Shares are held by HBC AG and 3,430,135 HBC AG Shares are held by its subsidiary, 3E (Cyprus) Limited, in treasury), as reported on HBC AG’s Form 6-K filed with the Commission on January 13, 2014.

This Amendment No. 3 to Schedule 13G (as amended, this “Schedule 13G”) relates to ordinary shares (“HBC AG Shares”) issued by Coca-Cola HBC AG (“HBC AG”), as successor to Coca-Cola Hellenic Bottling Co. (“CCHBC”) and amends and restates the Schedule 13G filed on behalf of The Coca-Cola Company (“TCCC”), TCCC’s direct wholly owned subsidiary The Coca-Cola Export Corporation (“ExportCo”), and TCCC’s indirect wholly owned subsidiaries Atlantic Industries (“Atlantic”), Barlan, Inc. (“Barlan”), Refreshment Product Services, Inc. (“RPS”), Coca-Cola Overseas Parent Limited (“Overseas Parent”) and CCHBC Grouping, Inc. (“Grouping” and collectively, the “Reporting Persons”) with respect to ordinary shares issued by HBC AG, as successor to CCHBC.

Item 1.

(a)	Name of Issuer Coca-Cola HBC AG

(b)	Address of Issuer’s Principal Executive Offices Baarerstrasse 14, CH-6300 Zug, Switzerland

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed on behalf of the Reporting Persons with respect to HBC AG Shares, as successor to CCHBC, and amends and restates the Schedule 13G filed on behalf of the Reporting Persons with respect to ordinary shares issued by CCHBC.

ExportCo owns 100% of each of Overseas Parent, RPS, Barlan and Atlantic, and ExportCo, Overseas Parent, RPS and Barlan together own 100% of Grouping. Because of the relationship between each of Overseas, Parent, RPS and Barlan with Grouping, each may be deemed to share beneficial ownership of the HBC AG Shares held by Grouping.

On April 26, 2013, as a result of the termination of the Amended and Restated Shareholders’ Agreement, dated December 29, 2008 between Kar-Tess Holding S.A. (“Kar-Tess”) and the Reporting Persons, the Reporting Persons no longer may be deemed to have beneficial ownership of ordinary shares held by Kar-Tess and its affiliates.

Also in April 2013,TCCC consolidated all of its holdings in HBC AG from ExportCo, Overseas Parent, Barlan, RPS and Atlantic to Grouping, which is wholly owned, directly or indirectly, by such transferors other than Atlantic. As such, Atlantic no longer beneficially owns any HBC AG Shares.

(b)	Address of the Principal Office or, if none, residence

The principal business address of each of the Reporting Persons other than Atlantic is:

c/o The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

The principal business address of Atlantic is:

135 South Church Street

George Town, Grand Cayman

Cayman Islands, BWI, KY1-1104

(c)	Citizenship See response to Item 4 of each of the cover pages.

(d)	Title of Class of Securities Ordinary shares of nominal value CHF6.70 per ordinary share.

(e)	CUSIP Number 191223106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c). Company Act of 1940 (15 U.S.C 80a-8).

(d)	☐ Investment company registered under Section 8 of the Investment

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See responses to Item 9 on each cover page.

(b)	Percent of class: See responses to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of : See responses to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 2(a)

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

THE COCA-COLA COMPANY By: /s/ Christopher P. Nolan
Name:	Christopher P. Nolan
Title:	Authorized Officer

THE COCA-COLA EXPORT CORPORATION By: /s/ Christopher P. Nolan
Name:	Christopher P. Nolan
Title:	Authorized Officer

ATLANTIC INDUSTRIES

By: /s/ Christopher P. Nolan
Name:	Christopher P. Nolan
Title:	Authorized Officer and Director

REFRESHMENT PRODUCT SERVICES, INC

By: /s/ Christopher P. Nolan
Name:	Christopher P. Nolan
Title:	Authorized Officer

BARLAN, INC. By: /s/ Christopher P. Nolan
Name:	Christopher P. Nolan
Title:	Authorized Officer

COCA-COLA OVERSEAS PARENT LIMITED By: /s/ Christopher P. Nolan
Name:	Christopher P. Nolan
Title:	Authorized Officer

CCHBC GROUPING, INC.

By: /s/ Christopher P. Nolan
Name:	Christopher P. Nolan
Title:	Authorized Officer